CONVERSION LABS, INC.

800 Third Avenue, Suite 2800

New York, NY 10022

December 3, 2020

Sergio Chinos

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Conversion Labs, Inc.
Amendment No. 1 to
Preliminary Proxy Statement on Schedule 14A
Filed November 25, 2020
File No. 000-55857

Dear Mr. Chinos:

By letter dated November 27, 2020, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Conversion Labs, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed on November 25, 2020. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. We are filing a revised Preliminary Proxy Statement on Schedule 14A today to address the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Revised Preliminary Proxy Statement on Schedule 14A

Proposal No. 2: Ratification of the January 21, 2020 Amendment, page 11

1.	We note your response to comment 4, and reissue our comment in part. Please revise your disclosure to include a discussion of the dilutive effect that the ratification of the Series B issuance and Warrants issued would have on existing shareholders. In addition, please clarify whether each share of Series B Preferred Stock, or whether all 3,500 shares of Series B Preferred Stock issued in the aggregate, will hold 1,200,000 votes in matters submitted to a vote. Please clearly disclose the number of votes that each share of Class B is entitled to vote.

Response: We have updated our disclosure to include a discussion of the dilutive effect that the ratification of the Series B issuance and Warrants issued would have on existing shareholders. Additionally, we have clarified the voting rights of the Series B Preferred Stock.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

Justin Schreiber

Chief executive Officer

Conversion Labs, Inc.

800 Third Avenue, Suite 2800

New York, NY 10022